Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten:
Personal Retirement Manager Select Series III
Personal Retirement Manager Select Series II
Personal Retirement Manager Series II
Personal Retirement Manager Series I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten:
Personal Retirement Manager Foundation O-Share
Personal Retirement Manager II Series V-A
Personal Retirement Manager Series V-A
Personal Retirement Manager Series II
Personal Retirement Manager Series I
Personal Retirement Manager Foundation Series II

Supplement dated July 24, 2024 to the product notice April 29, 2024
This supplement to the product notice outlines changes related to Appendix A - Funds Available Under the Contract.
All other provisions outlined in the product notice remain unchanged. This supplement is for informational purposes and requires no action on your part.
Effective July 15, 2024, the following actions took place:
•Franklin Advisers, Inc. is added as a Subadviser for Putnam VT Core Equity Fund, Putnam VT Large Cap Growth Fund, and Putnam VT Large Cap Value Fund.
This supplement should be retained for future reference.

HV-8144